FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding the enlargement of Sines petrochemical complex in Portugal.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 www.repsol.com

Madrid, 17 September 2008

No. of pages: 4

One of the largest investments ever made in Portugal

•	The new Sines Petrochemical Complex, set to be completed by 2011, is one of Repsol’s 10 key global projects

•	Repsol will invest more than €1 billion, one of the largest investments ever made in Portugal

•	The new complex production (most of which will be exported) will generate over €1.2 billion annual revenues

•	The enlargement project will create 500 jobs and employ up to 1,500 specialized professionals

•	The project contemplates the construction of three new plants, increasing cracker capacity to up to 570,000 tons per year and boosting ethylene production by 40%

•	The start-up of this project will significantly increase the production capacity of Repsol’s chemical business

•	The Sines Petrochemical Complex will be one of the most technologically advanced in Europe

•	According to Antonio Brufau, “this project will place Portugal at the forefront of the large European petrochemical complexes”

Press Release

Repsol CEO Antonio Brufau, the Portuguese Prime Minister, José Sócrates, and Manuel Pinho, the country’s Minister of the Economy, announced today in Portugal that the Sines Petrochemical Complex enlargement project was underway. One of the company’s 10 key project for the coming years, it calls for an investment of over €1 billion, one of the largest ever made in Portugal.

The Sines Complex enlargement project contemplates the construction of new linear polyethylene and propylene units which will increase production at the petrochemical complex threefold. It will also increase the cracker’s current capacity by 40% to reach an annual ethylene production of 570,000 tons, and involves the construction of a 45 megawatt (MW) cogeneration plant, thereby increasing the efficiency of the Sines Petrochemical Complex and making it one of the most advanced petrochemical plant in Europe.

With this major investment, Repsol will create nearly 500 direct and indirect jobs, while the construction work could provide jobs to up to 1,500 specialized professionals.

The new complex production will generate over €1.2 billion annual revenues, most of which will be exported, thereby having a great positive impact on Portugal’s petrochemical product exports. The plant’s future polyethylene and propylene capacity will be 300 Ktons/year, and the new cracker’s production capacity will reach 570 Ktons/year. The Repsol Petrochemical Complex in Sines will produce almost one million tons of olefin and a similar amount of polyolefin.

Press Release

Thanks to the new polyethylene and polypropylene factories, the Sines complex will cease to be a mere exporter of raw materials (approximately 30% of current ethylene and 100% of propylene production is exported), significantly enhancing added value by using the ethylene and polypropylene production of the cracker in the new polyolefin factories.

Repsol CEO Antonio Brufau highlighted that “for our company, Portugal is undoubtedly one of the strategic markets as underscored by this investment totalling €1 billion. The Sines Petrochemical Complex, therefore, is of great importance for Repsol and is one of the 10 strategic projects to be undertaken by the company over the coming years”.

Key figures:

•	1,280,000 hours of engineering
•	More than 5 million hours of construction work.
•	273 kilometers of pipes
•	9,000 tons of structural steel
•	720 kilometers of electrical wiring
•	825 kilometers of cabling for equipment

Repsol en Portugal

Press Release

The company has been operating in Portugal since 1978, the year in which it began marketing its chemical products. Repsol has increased its presence in this country over the last three decades, investing nearly €1 billion. Repsol began to sell fuel in this country in 1990 and currently engages in marketing oil products through its modern nationwide network of 440 service stations. The company also offers a wide range of products and services, including LPG sales (butane and propane) through a wide network of more than 10,000 sales outlets throughout the country, ranking third in terms of market share. Repsol is also present in Portugal through the Sines Petrochemical Plant, making it the leading chemical company in this country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 23rd, 2008	By:	/s/ Fernando Ramírez
Name: Fernando Ramírez
Title: Chief Financial Officer

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